Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

March 30, 2023

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 5:00 p.m., Israel time, on May 4, 2023, at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Annual General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” all of the Proposals on the agenda, each as specified in the enclosed Proxy Statement.

A discussion period will be provided at the Meeting for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on Tuesday, March 28, 2023, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received by the Company in a timely manner as set forth in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 4, 2023

This Proxy Statement is furnished to the holders of ordinary shares, par value of 0.01 New Israeli Shekel per share (the “Ordinary Shares” or “Shares”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on May 4, 2023, at 5:00 p.m. (Israel time), and at each postponement or adjournment thereof.

The agenda for the Meeting includes the following matters:

1.	To approve a reverse share split of the Company’s Ordinary Shares in the range of up to 15:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board of Directors of the Company, within 12 months of the Meeting; and to amend the Company’s Articles of Association accordingly;

2.	To approve the re-election of each of (a) Prof. David Sidransky and (b) Mr. Amir Poshinski as a Class III director, to serve as a member of the Board of Directors until the annual general meeting to be held in 2026 and until their respective successors are duly elected and qualified;

3.	To re-approve the Compensation Policy for the Company’s directors and officers, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”);

4.	To approve amendments to the exercise price and exercise period of outstanding options granted to our directors, including to our Chief Executive Officer; and

5.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and until the 2024 annual general meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Tuesday, March 28, 2023 (the “Record Date”).

As of March 28, 2023, the Company had outstanding 25,203,396 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to May 11, 2023, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if they represent in the aggregate shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s Amended and Restated Articles of Association (the “Articles”), the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of holders of a majority of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposals to be presented at the Meeting.

The approval of Proposals 3 and 4 is also subject to the fulfillment of one of the following additional voting requirements (“Special Majority”):

(i)	the majority of the shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the relevant Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above voted against the relevant Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Please note:

Pursuant to the Companies Law, in order for your vote to be counted with respect to Proposals 3 and 4, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, whether or not (i) you are a controlling shareholder of the Company or (ii) you or any of the following persons have a personal interest in the approval of the Proposal:

●	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a “Relative”);

●	any entity in which you or a Relative of yours holds 5% or more of such entity’s outstanding shares or voting rights;

●	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and

●	a person voting under a proxy given by you.

If you do not state whether or not you are a controlling shareholder or have a personal interest, your shares will not be voted for Proposals 3 and 4.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board of Directors of the Company, or the Board and shall be delivered to the Company at its registered offices at 16 Tiomkin St. 4th floor, Tel Aviv, Israel 6578317, Attention: Yohai Stenzler, CPA, Company Chief Accounting Officer, or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 18 Lafayette Place, Woodmere, New York 11598, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposals set forth in the Notice of Annual General Meeting of Shareholders, other than for Proposals 3 and 4.

If you are a record holder of shares, and wish to vote via the internet, please follow the instructions indicated on the proxy card.

Position Statements

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yohai Stenzler, CPA, Company Chief Accounting Officer, or by facsimile to +972-3-6938447, no later than Monday, April 24, 2023 at 5:00 pm Israel time.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yohai Stenzler, CPA, Company Chief Accounting Officer, or by facsimile to +972-3-6938447, no later than Friday, April 7, 2023 at 1:00 pm Israel time. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, April 13, 2022, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our four most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2022, please see Item 6B. of our annual report on Form 20-F filed with the SEC on March 29, 2023, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

PROPOSAL 1

REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES IN THE RANGE OF UP TO 15:1

Background

On June 17, 2022, we received a notification from the Nasdaq Stock Market LLC (“Nasdaq”) that we are not in compliance with the minimum bid price requirement for continued listing, as set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, and that we had 180 calendar days, until December 12, 2022 (the “Initial Period”), to regain compliance with the minimum bid price requirement. We did not regain compliance with the minimum $1 bid price per share requirement during the Initial Period. On December 13, 2022 we received a letter from Nasdaq notifying us that we are eligible for an additional 180-day compliance period to cure the deficiency, until June 12, 2023 (the “Extension Period”). We can regain compliance if, by the end of the Extension Period, the closing bid price of our Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days. If we cannot demonstrate compliance by the end of the Extension Period, the Nasdaq staff may notify us that our Ordinary Shares are subject to delisting. If our Ordinary Shares’ bid price does not demonstrate compliance by itself during the abovementioned timeframe, the proposed reverse share split is intended to adjust our Ordinary Shares’ bid price. If the reverse share split is authorized by our shareholders, our Board will have the discretion, within 12 months following the date of the Meeting, to implement the reverse share split at a ratio within the range that was approved by the shareholders or effect no reverse share split at all.

Due to the decrease in the share price of the Company’s Ordinary Shares, we believe that a reverse share split of our Ordinary Shares is advisable in order to make our Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Our Board believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our Ordinary Shares.

We are therefore seeking approval of the shareholders to approve a reverse share split of the Company’s Ordinary Shares in the range of up to 15:1, to be effected at the discretion of, and at such ratio and at such date as shall be determined by the Board (the “Reverse Split”), and subject to and upon such determination, to amend the Company’s Articles accordingly. If the Reverse Split is approved by our shareholders, then the Board will have the authority to decide whether and when to implement the Reverse Split and to determine the exact ratio for the Reverse Split within the range. Following such determination, if any, by our Board, we will issue a press release announcing the effective date of the Reverse Split and will amend our Articles accordingly to effect such Reverse Split. The Company is required to give notice to Nasdaq at least 15 calendar days prior to the record date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized shares including the issued and outstanding Ordinary Shares would be reduced in accordance with the Reverse Split ratio selected by the Board and the par value per ordinary share will be increased proportionately. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to our 2013 Incentive Share Option Plan, as well as the number of shares and exercise prices subject to outstanding options under the plan and the number of shares subject to outstanding RSUs under the plan shall be appropriately adjusted.

In the event that the Company’s shareholders do not approve the Reverse Split and the proposed amendments to the Company’s Articles and the Company does not otherwise regain compliance with the minimum bid price requirements in the requisite time period, the Company’s Ordinary Shares will likely be delisted from trading on the Nasdaq Capital Market. Delisting could also negatively impact the Company’s ability to secure additional financing. Accordingly, the Board recommends that the shareholders vote to approve the Reverse Split as described above, on a date and at such ratio to be determined by our Board, which will be announced by the Company and to authorize the Company to amend the Articles accordingly.

Implementation of Reverse Split

If our shareholders approve the Reverse Split and our Board of Directors decides to effectuate the Reverse Split, each block of up to 15 (depending on the Reverse Split ratio) Ordinary Shares issued and outstanding will be reclassified and changed into one fully paid and non-assessable ordinary share of the Company. In addition, the number of authorized Ordinary Shares that the Company may issue will be reclassified, and proportionately decreased in accordance with the Reverse Split ratio.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of Ordinary Shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their Ordinary Shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split Ordinary Shares. No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our Ordinary Shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our Ordinary Shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our Ordinary Shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding Ordinary Shares at the then existing market price) after the Reverse Split will be lower than before the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our Ordinary Shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our Ordinary Shares under the constructive sale provisions of the Code; (ix) persons that acquired our Ordinary Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our Ordinary Shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, Ordinary Shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary also assumes that the Ordinary Shares prior to the Reverse Split, or the Old Shares, were, and the Ordinary Shares after the Reverse Split, or the New Shares, will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our Ordinary Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts. Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company, or PFIC, status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split. The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold Ordinary Shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular Ordinary Shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any non-recognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

We believe that the Company was a PFIC for the taxable year ended December 31, 2022, and may be a PFIC for the taxable year ending December 31, 2023. However, the Company’s actual PFIC status for the current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to the Company’s status as a PFIC for the taxable year ending December 31, 2023, or any subsequent taxable year. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

THE U.S. CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s Ordinary Shares in the range of up to 15:1, to be effected at the discretion of, and at such ratio and at such date as shall be determined by the Board of Directors of the Company within 12 months of the Meeting; and to amend the Company’s Articles of Association accordingly.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 2

RE-ELECTION OF class IIi directorS

Under our Articles, the Board consists of three classes of directors who are appointed for fixed terms of office in accordance with the Companies Law and our Articles. Directors so elected cannot be removed from office by the shareholders until the expiration of the term of office of their class. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I directors, Class II directors and Class III directors. The term of the Class I directors will expire at the close of the annual general meeting of shareholders to be held in 2024; the term of the Class II directors will expire at the close of the annual general meeting of shareholders to be held in 2025; and the term of the Class III directors will expire at the close of the Meeting.

Prof. Carol Brosgart and Mr. Shmuel Nir serve as our Class I Directors until the close of the annual general meeting to be held in 2024; Mr. Allen Baharaff serves as our Class II Director until the close of the annual general meeting to be held in 2025; and Prof. David Sidransky and Mr. Amir Poshinski will serve as our Class III Directors until the close of this Meeting. On March 27, 2023, our Board resolved to recommend to the shareholders to re-elect each of Prof. David Sidransky and Mr. Amir Poshinski as Class III directors. Accordingly, it is proposed to approve the re-election of each of Prof. David Sidransky and Mr. Amir Poshinski as a Class III director until the close of the annual general meeting to be held in 2026 and until their respective successors are duly elected and qualified.

Our Articles provide that the minimum number of members of the Board is three (3) and the maximum number is eleven (11). The Board presently comprises of five (5) members.

Under the Companies Law, a nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. A director who ceases to meet the statutory requirements must notify the Company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Diversity of the Board of Directors

Board Diversity Matrix (As of March 15, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Director Compensation

If re-elected, and in accordance with the recommendation of our remuneration committee and the Board, Prof. Sidransky and Mr. Poshinski will be each entitled to receive an annual fee in the amount of $50,000 plus VAT (which is the fee paid to our expert independent directors in lieu of the $40,000 plus VAT paid to our other directors), payable in four equal quarterly payments, at the end of each quarter. The foregoing fee to Prof. Sidransky and Mr. Poshinski is due to their expertise and the expected involvement they will have in the Company’s affairs.

If elected, each of David Sidransky and Amir Poshinski will also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company.

Election of Director

At the Meeting, the shareholders are requested:

(i)	to re-elect Prof. Sidransky as a Class III director to serve as a member of the Board until the annual general meeting to be held in 2026 and to approve the compensation to be paid to him as an expert independent director; and

(ii)	to re-elect Mr. Poshinski as a Class III director to serve as a member of the Board until the annual general meeting to be held in 2026 and to approve the compensation to be paid to him as an expert independent director.

Below is the biographical information for Prof. Sidransky and Mr. Poshinski:

David Sidransky, M.D., the chairman of our Nomination Committee, joined our Board in June 2014, originally as an external director. Prof. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at Johns Hopkins University and Hospital. Prof. Sidransky has written over 600 peer-reviewed publications and has contributed to more than 60 cancer reviews and chapters. Prof. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award and 2017 Team Award presented by the American Association of Cancer Research. Prof. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Advaxis Inc. (Nasdaq: ADXS), and Ayala Pharma (Nasdaq: AYLA) and is a lead director at Champions Oncology and on the board of directors of Orgenesis (Nasdaq: ORGS) and Ascentage Pharma. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Prof. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Prof. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

Amir Poshinski, the chairman of our Audit Committee joined our Board in June 2020. Mr. Poshinski is an entrepreneur with over 20 years’ management and leadership experience across multiple industries, including technology, biotechnology, banking and real estate. Mr. Poshinski is the owner of DAP Holdings, through which he has acted since 2010 as a management consultant and strategic advisor to global companies. Mr. Poshinski currently serves as a member of the advisory board of Benson Oak Ventures, a venture focused fund, as well as several other private companies. Prior to 2010, Mr. Poshinski served as Deputy CEO of Primsa Investment House, which at the time was Israel’s largest investment house, Deputy CEO of Discount Mortgage Bank, the real estate lending arm of one of Israel’s largest banks, VP of Marketing at Comverse, a telecommunications software company that was listed on Nasdaq, VP Marketing, Sales and Advertising of Mifal Hapayis, Israel’s national lottery, and VP and Deputy CEO of the Economic Company of the Israeli Local Authorities Association. Mr. Poshinski previously served on the board of directors of each of TAS-AGT (a TATA joint venture), Excellence Nessuah Mutual Funds, and Therapix Biosciences (Nasdaq: TRPX) as well as several other private companies. Mr. Poshinski holds a B.A. in Business Administration and Marketing from the New York Institute of Technology.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to re-elect Prof. Sidransky as a Class III director to serve as a member of the Board until the close of the annual general meeting to be held in 2026 and to approve the compensation to be paid to him as an expert independent director, as detailed in the Proxy Statement dated March 30, 2023.”

“RESOLVED, to re-elect Mr. Poshinski as a Class III director to serve as a member of the Board until the close of the annual general meeting to be held in 2026 and to approve the compensation to be paid to him as an expert independent director, as detailed in the Proxy Statement dated March 30, 2023.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 3

TO RE-APPROVE THE COMPENSATION POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS IN ACCORDANCE WITH THE REQUIREMENTS OF THE ISRAELI COMPANIES LAW

Background

As approved by our shareholders, and as required by the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our “office holders” (as defined under the Companies Law, which includes directors, the CEO, other executive officers and any other managers directly subordinate to the CEO), including cash compensation, equity-based awards, releases from liability, indemnification and insurance, severance and other benefits. The compensation policy is reviewed from time to time by our remuneration committee and our Board to ensure its appropriateness, and is required to be brought at least once every three years to our shareholders for approval.

Our most recent compensation policy was last approved at our annual general meeting of shareholders that was held on August 13, 2020 (the “Current Compensation Policy”). Accordingly, the Current Compensation Policy must be re-approved by the shareholders before its expiration on August 13, 2023. Following a review of the Current Compensation Policy by our remuneration committee and Board, the remuneration committee and Board have approved, and recommended that our shareholders approve, to adopt the Current Compensation Policy with certain amendments detailed below, for another three years, in accordance with the Companies Law, in the form attached hereto as Annex A (the “Amended Compensation Policy”).

Similar to our Current Compensation Policy, the Amended Compensation Policy continues to link pay to performance and to align our executive officers’ interests with those of the Company and of our shareholders. It allows us to provide meaningful incentives that reflect both the Company’s short and long-term goals and performance, as well as the executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and is designed to reduce incentives for our executive officers to take excessive risks.

The Amended Compensation Policy continues to emphasize each executive officer’s individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among executive officers, taking into account the internal ratios between compensation of our executive officers and directors and other employees of the Company. Pursuant to the Amended Compensation Policy, the compensation that may be granted to an executive officer may include: base salary and benefits, annual bonuses and other bonuses (such as retention and special bonuses), as well as equity-based compensation, retirement and termination of employment benefits, change of control provisions and other benefits. The bonuses that may be granted under the Amended Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Similar to our Current Compensation Policy, under our Amended Compensation Policy, an annual cash bonus that will be awarded to executive officers (other than the CEO) will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the CEO and may be subject to minimum thresholds. The remuneration committee and the Board will determine any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout on the basis of, but not limited to, company and individual objectives. Notwithstanding the above, the Company may determine that, with respect to any executive officer subordinated to the CEO, which does not serve as a director, a portion or all of their annual cash bonus will be based on the evaluation of the CEO.

The Amended Compensation Policy provides that the annual bonus awarded to the Company’s CEO will be mainly based on performance measurable objectives of the Company, subject to a minimum threshold on the basis of, but not limited to, company and personal objectives. The less significant part, and in any event no more that 30% of the annual cash bonus granted to the Company’s CEO, may be based on a discretionary evaluation of the CEO’s overall performance by the remuneration committee and the Board, based on quantitative and qualitative criteria. The measurable objectives will be determined annually by the remuneration committee and the Board at the commencement of each calendar year, or upon engagement, in case of newly hired CEO, or in other special circumstances as set forth in the Amended Compensation Policy.

Similar to our Current Compensation Policy, the Amended Compensation Policy provides that an executive officer (other than the CEO) may be awarded a special bonus in cash or equity for special achievements, at the discretion of the CEO, and in the CEO’s case, such special bonus in cash or equity for special achievements will be granted at the remuneration committee’s and the Board’s discretion.

Similar to our Current Compensation Policy, the equity-based compensation under the Amended Compensation Policy for our executive officers is designed in a manner intended to attract and retain officers and align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company, and to strengthen the retention and the motivation of executive officers in the long term. Equity-based awards may be granted from time to time in the form of options and/or other equity-based awards, such as RSUs in accordance with the Company’s 2013 Incentive Share Option Plan, as may be updated from time to time (the “2013 Plan”).

The Amended Compensation Policy contains compensation recovery provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. Our Amended Compensation Policy also addresses the adoption of a clawback policy as contemplated pursuant to Rule 10D-1 under the Exchange Act. To the extent there will be any inconsistencies between the Amended Compensation Policy and a clawback policy to be adopted by the Company, the clawback policy shall take precedence.

Similar to the Current Compensation Policy, the Amended Compensation Policy also contains provisions that allow the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the Amended Compensation Policy.

In contrast to the case in our Current Compensation Policy, our Amended Compensation Policy does not include limits with respect to the annual premiums payable, in order to maintain the coverage levels under our renewed D&O insurance policy.

Similar to our Current Compensation Policy, the Amended Compensation Policy also governs the compensation of our Board members and provides that our directors will be entitled to an annual cash fee retainer which shall not exceed $100,000 and with respect to an Expert External Director (as defined in the regulations promulgated under the Companies Law), $133,000. Directors may receive an annual or “welcome” equity grant not exceeding nine (9) times the amount of the annual cash fee retainer of the directors.

In addition to the major changes described above, the Amended Compensation Policy includes other amendments, and shareholders are encouraged to read the entire Amended Compensation Policy.

The foregoing overview is qualified in its entirety by reference to the full text of the Amended Compensation Policy, which is attached as Annex A hereto.

The Amended Compensation Policy, if approved by our shareholders, will become effective immediately following the Meeting, for a period of three years. If the Amended Compensation Policy is not approved by our shareholders by the required majority, our Board may nonetheless approve the Amended Compensation Policy, provided that our remuneration committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

Similar to the Current Compensation Policy, the Amended Compensation Policy is designed to allow us to continue and attract prominent candidates to serve as members of our Board and as officers. When considering the Amended Compensation Policy, the remuneration committee and the Board considered numerous factors, including the advancement of Galmed’s objectives, business plan and long-term strategy.

Our remuneration committee and Board believe that by approving the Amended Compensation Policy, we will be better positioned to hire, retain and motivate leading candidates to serve as members of our Board and as officers.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to re-approve the compensation policy for our directors and officers in the form attached to the Proxy Statement dated March 30, 2023, as Annex A.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

PROPOSAL 4

AMENDMENTS TO THE EXERCISE PRICE AND EXERCISE PERIOD OF OUTSTANDING OPTIONS GRANTED TO OUR DIRECTORS, INCLUDING TO OUR CHIEF EXECUTIVE OFFICER

Background

In order to retain and motivate our current directors, employees and consultants, and to incentivize them to continue to contribute to the Company’s success and results of operations, our remuneration committee and Board approved to amend certain terms of outstanding options previously granted to our existing employees, directors and consultants under the 2013 Plan (the “Existing Awards”).

Under the Companies Law, the compensation of directors must comply with the company’s compensation policy and requires the approval of the company’s remuneration committee, the board of directors and shareholders, in that order. The remuneration committee and the Board have reviewed, discussed and approved the proposed terms as detailed hereunder and determined that these changes are in line with the terms and conditions of our current Compensation Policy, which was in effect upon the approval of the Board. The proposed terms are also in line with the Amended Compensation Policy, which is being presented for the shareholders’ approval at the Meeting.

Repricing

The exercise price of the Existing Awards exceeds the current market price of our Ordinary Shares on the Nasdaq. As a result, the remuneration committee and Board approved to adjust the exercise price of the Existing Awards to the average 30 day closing price of our Ordinary Shares on the Nasdaq, as of the date of the approval by the Board, which on November 14, 2022, was $0.37 (the “Repricing”).

The Repricing of any Existing Awards granted to Israeli Participants (as defined in the 2013 Plan) is subject to each Israeli Participant’s consent and the approval of the request submitted by the Company to the Israel Tax Authority (the “ITA”) for a ruling pursuant to the “green path” (‘maslul yarok’) (the “Ruling”). On November 29, 2022, we submitted a request for the Ruling to the ITA and on March 23, 2023, the ITA issued the Ruling. The Repricing of the Existing Awards granted to our directors is also subject to the approval of our shareholders, as required by the Companies Law.

Accordingly, at the Meeting shareholders will be asked to approve the Repricing of the Existing Awards granted to our directors, including to Mr. Allen Baharaff, our Chief Executive Officer and President (the “Director Awards”).

The Director Awards consist of:

●	Allen Baharaff, Chief Executive Officer, President and Director: Options to purchase 970,000 Ordinary Shares, with an exercise price ranging from $3.33 per share to $11.56 per share and a weighted average exercise price of $7.45 per share.
●	Shmuel Nir, Director: Options to purchase 98,583 Ordinary Shares, with an exercise price ranging from $3.10 per share to $11.56 per share and a weighted average exercise price of $2.61 per share.
●	David Sidransky, Lead Independent Director: Options to purchase 90,000 Ordinary Shares, with an exercise price ranging from $3.10 per share to $11.56 per share and a weighted average exercise price of $7.13 per share.
●	Carol L. Brosgart, Director: Options to purchase 70,000 Ordinary Shares, with an exercise price ranging from $3.10 per share to $11.56 per share and a weighted average exercise price of $7.23 per share.
●	Amir Poshinski, Director: Options to purchase 50,000 Ordinary Shares, with an exercise price ranging from $3.10 per share to $4.77 per share and a weighted average exercise price of $4.10 per share.

Exercise Period

In addition, our remuneration committee and Board approved to extend the exercise period of the Existing Awards, including the Director Awards, from 90 days to one year following the date of termination of the grantee’s employment or service with the Company (the “Extension Period”). Accordingly, at the Meeting, shareholders will be asked to approve the Extension Period with respect to the Director Awards.

In light of Mr. Baharaff’s contribution to Company as our President and Chief Executive Officer and his extensive experience and command of the business which have been critical to our advancement, we propose to further approve the extension of the exercise period of options to purchase 324,784 Ordinary Shares which were previously granted to Mr. Allen Baharaff, by three years, from September 2, 2023 to September 2, 2026, if not exercised prior thereto.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the adjustment to the exercise price of outstanding options granted to our directors, including to our Chief Executive Officer as described in the Proxy Statement dated March 30, 2023; and

“RESOLVED, to approve the extension to the exercise period of outstanding options granted to our directors including to our Chief Executive Officer by one year following their term of office, and with respect to additional 324,784 options previously granted to our Chief Executive Officer (and director), by three year years, as described in the Proxy Statement dated March 30, 2023.”

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

PROPOSAL 5

RE-APPOINTMENT OF Brightman Almagor Zohar & Co., a member firm of

Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and until the 2024 annual general meeting of shareholders

At the Meeting, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2023, and until the 2024 annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and our Articles, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of the Board and the audit committee, and their compensation requires the approval of the Board, following approval and recommendation by the audit committee. Our Board has delegated its authority to approve the compensation of independent auditors for audit and non-audit services to our audit committee. Our audit committee and Board have reviewed, and are satisfied with, the performance of Brightman Almagor Zohar & Co., and have approved and are recommending to the shareholders to approve, their re-appointment as the Company’s independent auditors.

One of our audit committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

Our audit committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent auditors. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of our independent auditors to perform prohibited non-audit functions defined in applicable SEC rules.

In 2023, our audit committee approved all audit-related and non-audit-related services performed by Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2022 and 2021:

	2022	2021
	(US$ in thousands)
Audit Fees (1)	120	120
Audit-Related fees (2)	20	20
Tax Fees (3)	27	16
Total	167	156

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3)	Tax fees consist of consulting services related to obtaining a tax ruling.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to reappoint the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, as auditors of the Company for the fiscal year ending December 31, 2023, and until the 2024 annual general meeting of shareholders.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PRESENTATION OF THE 2022 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2022, which are included in the Company’s annual report on Form 20-F filed with the SEC on March 29, 2023, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

.

By Order of the Board of Directors,
Prof. David Sidransky
Lead Independent Director

Tel Aviv, Israel

March 30, 2023

Annex A

Galmed Pharmaceuticals Ltd.

Directors’ and Officers’ Compensation Policy (the “Policy”)

As Adopted on:                           , 2023

I.	GENERAL

As a publicly traded company incorporated under the laws of the State of Israel, Galmed Pharmaceuticals Ltd. (“Galmed” or the “Company”) is subject to the Israeli Companies Law, 5759-1999 (the “Companies Law”) which mandates the adoption of a policy regarding the terms of office and employment of the Company’s “office holders” (as such term is defined in the Companies Law) (“Office Holders”).

The purpose of this Policy is to formalize Galmed’s compensation philosophies, practices and policies, as they apply to all Office Holders of Galmed with respect to their position and contribution to the Company, and is intended to meet the requirements of applicable law.

The term “officers”, as used herein, includes all Office Holders other than members of the Board of Directors (“Directors” and the “Board”, respectively). However, to the extent Directors are also employees of the Company or also hold management positions with the Company including, to the extent appointed, an active Chairman of the Board (“Management Directors”), the term “officers” shall also refer to such Management Directors.

Galmed’s philosophies, practices and policies, as detailed herein, have been discussed and approved by the Board, following recommendation of the Company’s Remuneration Committee (the “Remuneration Committee”), and will periodically be reviewed and administered by the Remuneration Committee and the Board in order to ensure they provide appropriate motivation for Company performance and increased shareholder value and that they meet the requirements of applicable law.

II.	OVERVIEW

The principal philosophy and objectives of Galmed’s compensation policies and practices are to attract, motivate and retain highly experienced leaders who will contribute to Galmed’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Galmed’s core values as part of a motivated behavior. To that end, this Policy is designed, among others, in accordance with the following guidelines:

1.	Linking pay to performance: by aligning a significant portion of an officer’s compensation with the Company’s short and long-term goals and performance, to achieve success and increase Company value in a professional and respectful manner.

2.	Attracting, motivating and retaining high quality talented officers: by providing officers with fair and reasonable compensation that is also competitive with practices of other comparable leading companies in addition to a balanced compensation package of fixed and variable components, designed to motivate and to retain high quality talented officers.

3.	Aligning compensation with shareholder interests: by providing equity-based compensation which is designed to reward officers for increase in long-term shareholder value.

4.	Supporting Galmed’s mission and vision: by incentivizing officers to pursue Galmed’s strategies which promote development and growth towards creating innovative solutions, while ensuring the highest quality and compliance with high ethical standards.

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5.	Improve business results and strategy implementation: by aligning compensation with performance measures based on quantitative and qualitative criteria, which may be categorized into corporate, business unit and individual measures, pursuant to the Company’s work-plans and management’s short and long-term perspective and goals.

6.	Risk Management: by creating a balance between short and long-term achievements, quantitative and qualitative criteria and various other considerations, as well as an appropriate balance between Company and officer’s personal goals.

III.	OFFICERS’ COMPENSATION PACKAGE

The elements of officers’ compensation packages may consist of: (a) base salary; (b) benefits; (c) cash bonuses; (d) equity-based compensation; (e) retirement and termination payments and (f) change of control provisions.

Ratio between fixed and variable compensation. This Policy aims to balance the mix of “fixed compensation,” comprised of base salary and benefits, and “variable compensation,” comprised of cash bonuses and equity-based compensation. Each element is intended to support one or more of the principal objectives detailed in Section II above. The ratio, or “pay mix,” between such elements for each officer will reflect Galmed’s objective of correlating Company success with the total value of compensation that an officer receives, while recognizing that the pay mix may vary from officer to officer and from time to time and at times, including in years where Company performance is poor, officers may receive reduced, or may not receive any, cash or equity-based bonuses.

Limitation: The aggregate value of cash bonuses, excluding one-time cash awards granted upon recruitment, promotion, and equity-based compensation (valued at grant, and with respect to equity-based compensation paid in cash – valued at payment) with respect to any given calendar year, may not exceed 95% of the total value of an officer’s total compensation package, which may include his or her base salary and benefits, cash bonuses and equity-based compensation, with respect to such year.

Considerations for determining compensation. When considering compensation of officers, the Company will consider the principal objectives detailed above and will also take into account its nature, size, business, financial characteristics and development, and the following:

●	Individual characteristics: Such as an officer’s education, skills, experience, expertise and achievements, as well as such officer’s position, responsibilities, location, past performance, expected future contributions, prior compensation arrangements and seniority.

●	Overall Company considerations: Such as providing fair and reasonable pay, taking into account the Company’s size and the nature of its activities, while meeting budgetary constraints and regulatory requirements.

●	Internal equity: Paying officers equitably relative to one another based on their individual characteristics, while considering the relationship between officers’ compensation packages and the compensation of Galmed’s other employees (including those employed part-time, either as employees, consultants or by manpower contractors) and specifically, the average and median compensation and the effect of such relationship on work relations in Galmed.

●	Competitive pay practices: Since competitive pay is essential to Galmed’s ability to attract and retain highly skilled professionals, Galmed shall seek to establish compensation practices that are competitive with those of officers in peer group companies relevant to Galmed’s field of business, while considering, among others, Galemd’s size and field of operation and the geographical location of the employed officer, the list of which shall be reviewed and approved by the Remuneration Committee from time to time (as required). To that end, Galmed will utilize as a reference, comparative market data and practices, which may include a compensation survey that compares and analyzes the level of the overall compensation package offered to an officer of the Company with compensation packages in similar positions to that of the relevant officer. Such compensation survey may be conducted internally or through an external consultant.

Sections IV to VII below describe each of the primary elements detailed above. Management Directors shall be entitled to compensation for their role as officers pursuant to Sections IV to VII.

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IV.	BASE SALARY AND BENEFITS

Purpose and base salary determinations. Base salaries are intended to compensate officers for their time and services and are initially negotiated and generally set forth in officers’ employment or service agreements. Base salaries will be considered based on the objectives and considerations detailed in Sections II and III above, and consequently, will vary between officers. When conducting salary reviews, the Company will also consider such matters as the macro-economic environment, inflation and Company performance.

The Remuneration Committee and the Board may periodically consider and approve base salary adjustments for officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Remuneration Committee and the Board will also consider the previous and existing compensation arrangements of the officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

Recruitment and promotion one-time bonus grant. New-hires or promoted employees may be granted one-time cash or equity-based bonus upon recruitment or promotion, at the discretion of the Remuneration Committee and the Board (and with respect to the CEO- also the Company’s general meeting of shareholders) (“Signing Bonus”). The total value of such one-time cash Singing Bonus shall not exceed 50% of an officer’s base salary on an annual basis, and the total value of a one-time equity based Signing Bonus shall not exceed 50% of an officer’s base salary on an annual basis multiplied by the vesting period of such awards (in years). The total value of one-time cash and equity-based Signing Bonuses together shall not exceed 200% of an officer’s base salary on an annual basis. It is clarified that for the purpose of determining the Signing Bonus, the calculation will be based on an annual basis (i.e. if the officer joins the Company or is promoted in the middle of the year, the calculation will be conducted as if he has worked a full year under the new terms).

Benefits. In addition to the base salary, officers will be provided benefits mandated by applicable law and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (e.g., study fund, car, phone, insurance and medical benefits) (subject to any applicable approval procedures). Officers may be also entitled to reimbursement of reasonable work-related expenses incurred in the course of discharging their office, including without limitations, business travel expenses, against provision of receipts and in accordance with Company policies and may be reimbursed for membership fees in professional organizations.

Relocation. In the event of relocation of an officer to another geography, such officer may receive other customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits may include reimbursement of out of pocket relocation expenses and other ongoing expenses and gross-ups, such as housing allowance, car allowance, and home leave visit.

V.	CASH BONUSES

Purpose. Compensation in the form of a cash bonus is an important element in aligning officers’ compensation with Galmed’s objectives and business goals. Therefore, officers may be granted annual and special cash bonuses, at the discretion of the Remuneration Committee and the Board (and with respect to the CEO - also the Company’s general meeting of shareholders), taking into consideration the relevant objectives and considerations set forth in Sections II and III above, and subject to the conditions set forth below, as well as any additional terms and conditions or criteria for entitlement thereof that may be determined by the Company from time to time.

The Company may determine that, with respect to any or all officers, any annual or special cash bonus, will be reduced or not be paid with respect to such officer.

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Annual Cash Bonuses. Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through team work and collaboration.

It is the Company’s philosophy that due to officers’ direct line-of-sight and influence on the Company’s performance, officers’ annual cash bonuses should generally be directly linked to such performance, while additional criteria, such as an officer’s individual performance or his or her expected future contributions, as well as achievement of additional objectives as the Company may determine, may be used to reflect the officer’s contribution (e.g., key performance indicators, such as major progress in research and development stages, execution of in/out-license transactions, execution of strategic collaboration agreements, obtaining marketing approval of a new product, raising funds throughout public offering or a private placement, mergers and acquisition, etc.)

Discretionary Component. The Company may determine that, with respect to the chief executive officer (the “CEO”) or an officer who is a director, that a portion of his or her annual cash bonus will be based on the evaluation of the Remuneration Committee and the Board in an amount that will not exceed, with respect to any calendar year, three (3) monthly base salaries and benefits. In addition, the Company may determine that, with respect to any officer subordinated to the CEO, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

Long-term Component. The Company may determine, with respect to any or all officers , that a portion of the annual cash bonus will be based on long-term performance objectives to be evaluated on a multi-year basis, in accordance with a mechanism to be determined by the Remuneration Committee (which may include holding of such amounts in trust).

Minimum Threshold. The annual cash bonus of any or all of the officers of the Company may be subject to minimum thresholds as shall be recommended by the Remuneration Committee and approved by the Board.

Limitation: The maximum annual cash bonus of each officer, other than the CEO, including for overachievement performance shall not exceed 100% of an officer’s base salary and benefits on an annual basis.

CEO. The annual cash bonus of Galmed’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds. Such performance measurable objectives will be determined annually by Galmed’s Remuneration Committee (and, if required by law, by Galmed’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO) on the basis of, but not limited to, company and personal objectives. The less significant part of the annual cash bonus granted to Galmed’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Remuneration Committee and the Board based on quantitative and qualitative criteria.

Limitations. The annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 100% of his or her annual base salary. The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

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Special Cash Bonuses. In addition to the annual cash bonus, an officer may be granted a special cash bonus for special achievements, at the discretion of the CEO for officers other than the CEO, and in the CEO’s case, at the Remuneration Committee’s and the Board’s discretion (subject to any additional approval as may be required by the Companies Law). Such special cash bonus is intended to enable the Company to retain executives by providing such bonus subject to their continued employment in the Company, as well as to enable the Company to adapt to specific or unaccounted for changes or events that may occur during the year, including for outstanding achievement, in special circumstances or for completion of a certain achievement or assignment (which may be similar to key performance indicators as exampled in “Annual Cash Bonuses” above).

Limitations. The total amount of all special bonuses in the aggregate of each officer, with respect to any given calendar year, may not exceed 100% of an officer’s base salary and benefits on an annual basis. A special bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a special bonus shall be determined in accordance with Section VI above.

Notwithstanding the foregoing, the total annual and special cash bonuses granted to an officer, other than the CEO, shall not exceed, in the aggregate, 150% of such officer’s base salary on an annual basis, and with respect to the CEO, shall not exceed, in the aggregate, 200% of the CEO’s base salary on an annual basis.

Clawback.

In the event of an accounting restatement, Galmed shall be entitled to recover from its officer the bonus compensation or the performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Galmed prior to the second anniversary of fiscal year end of the restated financial statements.

Notwithstanding the aforesaid, the compensation recovery will not be triggered if (i) the financial restatement is required due to changes in the applicable financial reporting standards; or (ii) the Remuneration Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

Nothing in this Section derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on officers by virtue of applicable securities laws or a separate contractual obligation or other Company policy.

Galmed intends to adopt and comply with a “clawback policy” (the “Clawback Policy”), as contemplated pursuant to Rule 10D-1 under the Securities and Exchange Act of 1934, as amended, which directs national securities exchanges, including The Nasdaq Stock Market LLC, to establish listing standards for purposes of complying with Rule 10D-1. To the extent there will be any inconsistencies between this Compensation Policy and the Clawback Policy to be adopted by Galmed, the latter shall take precedence, and, for the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption of the Clawback Policy.

VI.	EQUITY-BASED COMPENSATION

Purpose. Equity-based compensation is intended to attract and retain officers and align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company.

Equity awards determinations. Equity-based awards may be granted on an annual basis, subject to the discretion of Company (with the required approvals according to applicable law) and at such other times as the Company deems appropriate, including for newly hired or promoted officers. Equity based compensation to Management Directors with respect to their role as a director, shall be in accordance to the provisions of Section VIII below.

Equity-based awards may include, without limitation, one or more of the following types of awards: options to purchase shares, restricted shares, restricted share units, performance shares, performance share units or share appreciation rights.

The Company will determine the type and amount of equity-based awards to be granted to each officer, as well as any combination between such awards, based on the relevant objectives and considerations set forth in Sections II and III above (e.g., size and value of awards already held by officers, balancing effective risk management, retention and rewarding for performance).

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Value of equity-based awards. The fair market value of officers’ equity-based awards will be determined by multiplying the number of shares underlying the grant by the market price of Galmed’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Remuneration Committee and the Board.

Vesting. The passage of time will generally be sufficient criteria for the vesting of equity-based awards. The Company may determine additional specific terms and conditions or criteria, whether for the vesting of all or any part of such awards or for entitlement thereof, and whether generally or with respect to specific grants, specific officers or otherwise. In any case, equity-based awards granted to officers must include both a gradual vesting period of at least three years from the date of grant, and an exercise period of no more than ten years from the date of grant.

The Remuneration Committee and the Board may approve the acceleration of vesting of equity-based awards upon termination of service or employment or upon a change of control event, and may provide for continued exercise periods, provided such extended exercise period does not extend beyond the original exercise period set forth in the terms of the grant.

Other terms. All other terms of the equity-based awards shall be in accordance with Galmed’s incentive plans and other related practices and policies.

Limitation. In no event shall the value of equity-based awards granted to any officer (including the CEO), calculated as of the date of their grant (and with respect to equity-based awards paid in cash – at the date of their payment), during any calendar year exceed six (6) times the base salary and benefits of such officer and in no event will the total fair market value of annual equity-based awards as aforesaid, together with any annual cash bonus and together with any special cash bonus with respect to any given calendar year, exceed the cap determined by the limitation under “Ratio between fixed and variable compensation” in Section III above.

VII.	TERMINATION PAYMENTS

Termination payments will generally be set forth in officers’ employment or service agreements and are intended to comply with applicable laws, and to provide officers with compensation in the event of termination in circumstances determined by the Company, including voluntary termination.

When considering termination payments, the Company will generally consider, among others, the officer’s term of service or employment, his or her remuneration during such term, Company performance during such term and the contribution of such officer to the achievement of the Company’s goals, as well as the circumstances of termination.

Officers’ termination payments may include one or more of the following:

●	Advance Notice. Advance notice of up to 6 months , except for the CEO whose prior notice may be of up to twelve (12) months. During this period an officer may be entitled to payment of full compensation, including benefits, and may be requested to continue working at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

●	Severance Payment. Severance payment of up to 200% of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, inclusive of any amounts accumulated in such officer’s pension fund, managers insurance or provident fund on account of severance, which amounts are released or transferred to the officer, provided however, that if at the time of termination such officer is engaged with the Company for at least two years and the termination is not for “cause”.

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●	Non-Compete Grant. Upon termination of employment and subject to applicable law, Galmed may grant to its officers a non-compete grant as an incentive to refrain from competing with Galmed for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such officer’s monthly base salary without benefits multiplied by twelve (12).

●	Discretionary Payment. Up to 12 monthly base salaries if, at the time of termination or change of control, the officer is engaged with the Company for at least two years, and up to 6 monthly base salaries (without benefits) if, at the time of termination or change of control, the officer is engaged with the Company for less than two years.

VIII.	COMPENSATION OF NON-MANAGEMENT AND MANAGEMENT DIRECTORS

The Company’s philosophy is to provide fair and reasonable compensation to its Directors, taking into account the Company’s business environment, its size and nature of operations. With respect to their services as Board members, each Director, either a Management Director or a non-Management Director, an external director (if applicable) or an independent director, is entitled to receive the same compensation for his or her services as a member of the Board and its committees.

Accordingly, Directors compensation may be comprised of the following elements:

●	Directors’ Fees. Directors’ fees may be comprised of annual payment and per-meeting payments. Alternatively, Directors’ fees may be comprised only of a fixed annual payment with respect to his or her services as members of the Board, including, without regard to their participation in meetings of the Board or its committees.

●	External Directors. The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (the “Regulations”).

●	Equity-Based Compensation. Directors may be entitled to be granted with a “welcome” or annual equity-based awards with a fixed value at grant, as approved by the Company’s shareholders from time to time. Such equity-based awards may be granted on an annual basis or at such other times as the Company deems appropriate. Such awards are intended to align Directors’ interests with the interests of shareholders and to promote creation of long-term value for the Company. Any equity-based awards to Directors will include both a gradual vesting period of at least three (3) years from the date of grant, and an exercise period of no more than ten years from the date of grant. In no event shall the value of equity-based awards granted to any Director, calculated as of the date of their grant (and with respect to equity-based awards paid in cash – at the date of their payment), during any calendar year exceed nine (9) times the fees of such Director on an annual basis.

Reimbursement. The Directors are also entitled to reimbursement of certain expenses incurred in connection with their participation at meetings of the Board and its committees, in accordance with Company policies.

Limitation. The Director’s fee per calendar year shall not be less than the Minimum Amount (as such term is defined in the regulations promulgated under the Regulations and shall not exceed an annual cash fee retainer in the amount of US$100,000 plus VAT (the “Maximum Amount”), and with respect to an Expert External Director as defined in the Compensation Regulations plus 33% to the Maximum Amount.

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IX.	D&O INSURANCE, INDEMNIFICATION AND RELEASE

Exculpation and Indemnification. The Company may exempt all Directors and officers, as may be appointed from time to time in the future, from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s articles of association.

Liability Insurance. Unless otherwise determined thereby, Company will provide directors’ and officers’ liability insurance for its Directors and executive officers (the “Insurance Policy”) as follows:

●	The limit of liability of the insurer shall not exceed the greater of $35 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Remuneration Committee; and

●	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Remuneration Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Galmed’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

Upon circumstances to be approved by the Remuneration Committee (and, if required by law, by the Board), Galmed shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

●	The limit of liability of the insurer shall not exceed the greater of $45 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by Remuneration Committee; and

●	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Remuneration Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

Galmed may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities provided that the Insurance Policy, as well as the additional premium shall be approved by the Remuneration Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

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X.	MISCELLANEOUS

General. This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law. This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is approved and shall serve as Galmed’s Compensation Policy for three years, commencing as of its adoption. Any amendment to this Policy shall require the approvals as set forth in the Companies Law. In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the approval of this Compensation Policy, Galmed may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

Company discretion. It is hereby clarified that nothing contained herein shall obligate the Company to grant any particular type or amount of compensation to any officer, nor shall it derogate from any approval procedures mandated by the Companies Law.

Reduction of variable compensation. The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause”, due to circumstances determined by the Committee and the Board, taking into consideration the relevant objectives and considerations set forth under “Overview” in Section II above and under “Considerations for determining compensation” in Section III above, or in other circumstances determined by the Company as warranting such reduction.

Immaterial Change. An Immaterial Change in the Terms of Employment of an officer, who is not a Director or the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly salaries of such officer.

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